UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21426

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Tryon Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

           FIRM I.D. NO.

1355 Greenwood Cliff, Ste 401

(No. and Street)

Charlotte	NC	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret Carpenter 704-926-2980

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC

(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, H. Keith Brunnemer, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina County of Stanly

Signature

Manager

Title

Notary Public

My commission expires 10/26/2020

JENNIFER DeWALL NOTARY PUBLIC STANLY COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Tryon Securities, LLC

Financial Statements and Supplemental Information

For the Years Ended December 31, 2018 and 2017

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

First Tryon Securities, LLC
2018 Annual Report

Table of Contents



Report of Independent Registered Public Accounting Firm

The Members
First Tryon Securities, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Tryon Securities, LLC (the "Company") as of December 31, 2018 and 2017, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Elliott Davis, PLLC

We have served as the Company's auditor since 2012.

Raleigh, North Carolina
March 1, 2019

FIRST TRYON SECURITIES, LLC
Statements of Financial Condition
December 31, 2018 and 2017

	2018	2017
Assets		
Cash and cash equivalents	$ 195,589	$ 561,074
Cash deposited with clearing broker	100,000	100,000
Marketable securities owned, at market value	18,087,769	40,652,868
Interest receivable	102,521	194,268
Property and equipment, net	195,317	115,319
Other assets	621,361	1,098,843
Total assets	$ 19,302,557	$ 42,722,372
Liabilities and Members' Equity		
Liabilities		
Securities sold not yet purchased, at market value	$ 1,877,739	$ 7,165,215
Margin account borrowings	6,920,372	23,432,840
Accrued compensation	1,155,677	2,714,719
Other accrued expenses and liabilities	382,788	335,813
Total liabilities	10,336,576	33,648,587
Members' Equity		
Capital	7,929,447	7,951,143
Distributable earnings	1,036,534	1,122,642
Total Members' equity	8,965,981	9,073,785
Total liabilities and Members' equity	$ 19,302,557	$ 42,722,372

FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2018 and 2017

Note 1 - Nature of operations

First Tryon Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's purposes of operation are to i) engage as a broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions, and ii) provide advisory services to cities, counties, school districts, utility systems, colleges/universities, hospitals and other not-for-profit entities. The advisory services are offered primarily in connection with debt issuances and long-range capital planning. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

The Company is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the Operating Agreement of First Tryon Securities, LLC, a North Carolina Limited Liability Company, effective May 3, 2011. The Company shall continue in existence until it is terminated in accordance with the provisions of the Operating Agreement. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase the same ownership interests. Ownership interests are transferable in accordance with the terms of the Operating Agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. All marketable securities owned by the Company are considered trading securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Property and equipment

Furniture and equipment, software, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200 percent declining balance method for furniture and equipment and the straight line method for software and leasehold improvements. The costs of maintenance and repairs that do not improve or extend the life of the respective asset are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Note 2 - Summary of significant accounting policies (continued)

Net Trading Revenue

Net trading revenue represents revenue earned through the buying and selling of fixed income securities. In addition to the revenue generated at the transaction level, net trading revenue also includes the write up or write down of the market value of the securities in inventory at the financial statement date.

Financial advisory income

Financial advisory income represents income earned from advisory services and is recorded based on contract price in the period earned.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Allocations and distributions to members

Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

Note 2 - Summary of significant accounting policies (continued)

The Company's trading revenue is comprised of gains and losses resulting from the sale of investment securities. These gains and losses are recorded on a trade date basis. Accordingly, all related performance obligations related to the sale transaction are considered completed at settlement date. The Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company.

The Company's financial advisory income is comprised of fees earned from advisory services provided to cities, counties, school districts, utility systems, colleges/universities, hospitals and other not-for-profit entities. The advisory services are offered primarily in connection with debt issuances and long-range capital planning. The Company recognizes advisory fees as earned in accordance with the terms of the individual engagements. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, recent significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. We expect to adopt the guidance using a modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental statement of financial condition recognition for lessees. The Company expects the right-of use assets and the lease liabilities recorded on the statement of financial condition will, at a minimum, be approximately $884,000, based on future minimum lease payments required under current lease agreements. The Company does not expect a material effect from implementation of the new standard on its net capital, results of operations, and cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Clearing broker and related payable

The Company currently has a clearing agreement with Pershing, LLC. ("Pershing") to clear all trade transactions. The Company was required to maintain a cash deposit of $100,000 as of December 31, 2018 and 2017, with Pershing in accordance with the terms of the clearing agreement.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $6,920,372 and $23,432,840 in this account as of December 31, 2018 and 2017, respectively. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2018 and 2017 was $482,867 and $348,138, respectively. The amount of margin available to the Company is based on the requirements of Pershing. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount of margin securities available, a margin call would occur. As a result, the Company would be required

Note 3 – Clearing broker and related payable (continued)

to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2018 and 2017 was $3,077,224 and $2,629,443, respectively.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company adopted "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. All marketable securities owned by the Company are considered trading securities. Trading securities are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company had no Level 3 assets or liabilities at December 31, 2018 or 2017.

FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2018 and 2017

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

Marketable securities owned and securities sold, not yet purchased, at December 31, 2018 and 2017 consist of the following:

Marketable securities owned at market value:

		Fair Value Measurements at Reporting Date Using	
Description	**12/31/2018**	**Level 1**	**Level 2**
Corporate bonds, debentures and notes	$ 15,134,081	$ -	$ 15,134,081
Asset-Backed Securities	1,193,512	-	1,193,512
Foreign bonds	1,760,176	-	1,760,176
	$ 18,087,769	$ -	$ 18,087,769

Description	**12/31/2017**	**Level 1**	**Level 2**
State and municipal obligations	$ 13,726,786	$ -	$ 13,726,786
Corporate bonds, debentures and notes	21,128,757	-	21,128,757
Asset-Backed Securities	859,707	-	859,707
Foreign bonds	4,937,618	-	4,937,618
	$ 40,652,868	$ -	$ 40,652,868

Securities sold, not yet purchased, at market value:

		Fair Value Measurements at Reporting Date Using	
Description	**12/31/2018**	**Level 1**	**Level 2**
Corporate bonds, debentures and notes	$ 1,875,739	$ -	$ 1,875,739
Asset-Backed Securities	2,000		2,000
	$ 1,877,739	$ -	$ 1,877,739

Description	**12/31/2017**	**Level 1**	**Level 2**
Corporate bonds, debentures and notes	$ 2,256,836	$ -	$ 2,256,836
Obligations of U.S. government agencies	4,908,379	-	4,908,379
	$ 7,165,215	$ -	$ 7,165,215

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statements of financial condition.

Note 5 - Property and equipment

Property and equipment as of December 31, 2018 and 2017 is summarized as follows:

	2018	**2017**
Furniture and equipment	$ 503,752	$ 400,826
Leasehold Improvements	410,194	380,511
	913,946	781,337
Less: accumulated depreciation	718,629	666,018
	$ 195,317	$ 115,319

Depreciation expense for the years ended December 31, 2018 and 2017 were $55,352 and $39,358, respectively.

Note 6 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2018 and 2017, were as follows:

	2018	**2017**
Net capital	$5,661,263	$2,991,884
Net capital ratio (ratio of indebtedness to capital)	1.49 to 1	8.85 to 1

Note 7 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 8 – 401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted a 401(k) profit sharing plan available to all employees. Participants may contribute annually up to $19,000 plus an additional $6,000 in catch-up contributions if age 50 or older. The Company guarantees a 3 percent safe harbor contribution and may also make a discretionary contribution. The Company recognized net expense of $75,810 and $58,775 related to the 401(k) profit sharing plan for the years ended December 31, 2018 and 2017, respectively.

Note 9 - Supplemental cash flow information

Amounts paid for interest totaled $449,701 and $347,093 during 2018 and 2017, respectively.

Note 10 - Operating lease

The Company leases office space from its majority member under a ten-year operating lease agreement. Rent expense under this lease, as amended effective March 1, 2013, for the years ended December 31, 2018 and 2017 was $196,478 and $190,755, respectively. Future lease obligations are shown in the table below:

2019	$ 202,372
2020	208,443
2021	214,696
2022	221,137
2023	37,036
Total	$ 883,684

Note 11 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with Pershing. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit. The balance with Pershing ($100,000) is not insured.

Note 12 – Legal Contingencies

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Note 13 - Subsequent events

The Company has evaluated subsequent events through the filing date in connection with the preparation of these financial statements which is the date these financial statements were issued.